CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

July 30, 2010

By U.S. Mail & Facsimile to 202-775-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley Form 10-K for Year Ended December 31, 2009 Filed February 26, 2010
Definitive Proxy Statement Filed April 12, 2010
Form 8-K Filed April 21, 2010
Form 10-Q for Quarterly Period Ended March 31, 2010 Filed May 7, 2010
File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of July 1, 2010 concerning its Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), its Definitive Proxy Statement for the year ended December 31, 2009 (“Proxy Statement”), its Form 8-K filed April 21, 2010, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (“First Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity Management Policies

Liquidity Reserves, page 78

Comment:

1. We note your response to our prior comment five. Please confirm for us that, in addition to including total assets by investment, you will also disclose the ease with which these assets could be liquidated. To the extent any of these assets are pledged as collateral in the future, please include that information in your disclosure.

Response:

Beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2010 (“Second Quarter Form 10-Q”), the Company will disclose total assets by investment, the ease with which these assets could be liquidated (number of business days in which these assets could be converted to cash) and the extent any of these assets are pledged as collateral.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Fair Value Disclosures, page 135

Comment:

2. We note your response to our prior comments 12 and 13. Please confirm for us that you will disclose further detail of the investment line item by asset type (private equity funds, real estate funds, hedge funds, etc.) and whether the Company expects to provide any financial support to these funds on a voluntary basis.

Response:

Beginning with the Second Quarter Form 10-Q, the Company will provide detail of the investment line item by the following asset types: Private equity funds, Real estate funds, Hedge funds, Principal investments and Other. In the Second Quarter Form 10-Q, this detail will be provided in the disclosure of Asset and Liabilities Measured at Fair Value on a Recurring Basis at June 30, 2010 and in the Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Three Months Ended June 30, 2010 and for the Six Months Ended June 30, 2010. In addition, the Company will disclose whether it has or expects to provide any financial support to these funds on a voluntary basis.

Comment:

3. We note your response to our prior comment 15. Please quantify for us the impact your credit review process has had on the carrying value of loans originated by the Company. Please tell us how you determined any negative valuation adjustment or allowance from the subsequent credit review process did not relate to factors that existed when the loans were originated.

Response:

As noted in the Company’s letter dated May 28, 2010, the internal credit review process includes the assignment of the internal credit ratings, the establishment of single name lending limits, and the approval of credit transactions. The Company’s Credit Risk Management department evaluates each new obligor before a credit transaction is initially approved, and at least annually thereafter, as long as the Company continues to have credit exposure. The Company primarily accounts for its corporate loans and lending commitments and mortgage loans, including residential and commercial mortgage loans that were originated or purchased by the Institutional Securities business segment, at fair value. As of December 31, 2009, $26.3 billion of loans and lending commitments were measured at fair value. Subsequent to origination or purchase, in accordance with ASC 820, observable market prices or broker consensus quotes, when available, are utilized to determine the fair value of these loans. For loans where fair value is not based upon observable market prices or broker consensus quotes, the fair value of a loan is determined using a model-based valuation technique.

The Company does not calculate the impact on fair value solely for changes in credit and in accordance with ASC 820, the Company ensures that the fair value measurement only considers inputs that market participants would use. Accordingly, the internal credit review process only impacts the fair value of loans that are fair valued via a valuation methodology, other than an observerable market price or broker consensus quote, and where credit improvement or deterioration is determined through changes in assumptions related to credit quality, such as probability of default grading (“PD”), loss given default (“LGD”), cash flows from collateral values and FICO scores. Care is taken to only factor in material non-public information if that information is available to and could be used by other members of the relevant syndicate or other potential buyers in accordance with ASC 820. The fair value of the loan, however, is also impacted by factors other than credit quality, which may include changes in sector credit spreads, interest rates, foreign exchange rates, liquidity, and tenor. The internal credit review process could also impact dollar-based credit limits established by the Company’s Credit Risk Management department, which are typically reduced as the borrower’s risk increases and could result in risk-mitigating actions or in an approval of the excess by the Company’s Credit Risk Management department. The Company also uses other risk metrics to manage the fair value loan portfolio, such as “PV10”, which represents the expected change in present value given a ten percent widening in current credit spreads. Changes in the risk metrics may result in action, such as the sale or participation of loans or purchase of additional hedges, if the exposure has exceeded limits set by the Market Risk department.

For the year ended 2009, loans held for investment were $7.3 billion with an associated allowance for loan losses of $157 million. During the year ended 2009, the internal credit review process resulted in a $258 million provision for loan losses, which was included in Other Revenue. The allowance for loan losses was also impacted by $157 million of charge-offs and $6.8 million of recoveries during this period.

The Company believes it originates loans at appropriate market levels and captures the impact of any credit deterioration on a timely basis. Loans carried at fair value are fair valued at inception and thereafter using prices and inputs that are current as of the measurement date. For loans held for investment, the borrower’s overall financial condition and other relevant factors are considered prior to approval to extend the loan. Such loans are subsequently evaluated on a monthly basis and an allowance for loan losses is provided for when credit deterioration is identified. The Company’s Credit Risk Management department monitors credit assumptions such as PDs and LGDs for obligors on a continuous basis. This review process helps ensure that the Company captures the impact of any credit deterioration on a timely basis.

Form 10-Q for the quarterly period ended March 31, 2010

General

Comment:

4. We note your disclosure beginning on page 27 of the Form 10-K for the year ended December 31, 2009 regarding the various litigation matters to which the Company is exposed. We also note that you have not disclosed in your financial statement footnotes:

(i)	the nature of the contingency;

(ii)	the possible loss or range of loss; or

(iii)	a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the nature of the accrual or the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Response:

ASC 450 provides guidance on the recognition and disclosure of loss contingencies (including those arising from pending or threatened litigation) and uses probability and possibility thresholds and an analysis of whether a registrant is reasonably able to estimate the amount of loss. On the other hand, Item 103 of Regulation S-K in essence calls for a description of all material pending legal proceedings based in part on “the amount involved” and in part on the nature of the proceedings but in general based on principles applicable to determining materiality from both a quantitative and qualitative perspective. As such, the requirements and principles of Item 103 of Regulation S-K and ASC 450 are distinct and need to be analyzed and responded to differently by the Company.

Regarding the disclosures required by ASC 450-20-50-1, the Company had disclosed under “Contingencies” on page 187 of the Form 10-K the nature of its contingencies in the first and second paragraphs, which provide detail regarding the kind of litigation involved by referring to actual or threatened litigation and to formal and informal governmental and self-regulatory agency investigations. The Company did not disclose the amounts accrued because the Company did not believe the accruals were, individually or in the aggregate, material to the Company’s operating results, statement of cash flows or financial condition for the periods presented and, as a result, the disclosure of the amounts accrued was not necessary for its financial statements not to be misleading. Whenever accruals for the period have been material in the past, the Company has disclosed the amount of the specific accrual and would do so if a specific accrual in the future was material. For example, in the Company’s November 30, 2005 Form 10-K, a $360 million accrual related to the Coleman Litigation was disclosed. However, beginning with the Second Quarter Form 10-Q, the Company will enhance its disclosure regarding the nature of its contingencies. The proposed revised disclosure is set forth below. Significant revisions have been underlined.

Regarding the disclosure requirements of paragraphs 3-5 of ASC 450-20-50, as noted above, the Company had disclosed the nature of its contingencies in the Form 10-K, however the Company will enhance these disclosures. In addition, the Company has not disclosed the specific amounts of any reasonably estimable possible loss or range of loss where the Company believes they, individually or in the aggregate, would not have a material adverse effect on the Company’s results of operations, cash flows or financial condition. Furthermore, as disclosed in the Legal, Regulatory and Tax Contingencies section of Critical Accounting Policies on page 71 of the Form 10-K, given the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such matters will be resolved, when they will ultimately be resolved or what the eventual settlement, fine, penalty or other relief, if any, might be. However, beginning with the Second Quarter Form 10-Q, the Company will revise the contingencies related disclosure to more specifically reference the requirements of paragraphs 3-5 of ASC 450-20-50. This disclosure will be revised to specifically note that in certain cases exposure to losses and/or losses in excess of amounts accrued are not material and in other cases, such estimates cannot be made.

[*]

Comment:

5. We note from news reports that you have agreed to pay $102 million to the Commonwealth of Massachusetts to settle an outstanding lawsuit. With respect to this settlement, please tell us how you have complied with ASC 450-20 in prior periodic filings. Specifically, tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose the loss contingency related to this litigation or an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraphs 3 and 4 of ASC 450-20-50.

Response:

The Company believes that any estimated loss relating to its settlement with the Office of the Attorney General for the Commonwealth of Massachusetts (the “Massachusetts OAG”) did not meet the probable and reasonably estimable criteria of ASC 450-20-25-2 prior to the filing, on May 7, 2010, of the Company’s First Quarter Form 10-Q and only met both those criteria at some point on or after May 19, 2010. In addition, the Company believes that any loss relating to its investigation by the Massachusetts OAG was not reasonably possible until, at the earliest, April 15, 2010, when the Company and the Massachusetts OAG expressed a mutual willingness to explore resolution discussions in parallel with, and without prejudice to, the Company’s defense against the investigation or the Massachusetts OAG’s ability to continue the investigation. However, from April 15 until May 19, the Massachusetts OAG’s claims and the terms of its settlement demands were sufficiently uncertain and preliminary that it was not possible to estimate the amount or range of any possible loss. Accordingly, it was not appropriate to disclose an estimate of the possible loss or range of loss in accordance with paragraphs 3 or 4 of ASC 450-20-50 in the First Quarter Form 10-Q.

The Company is setting forth below a summarized chronology to provide the factual background for these determinations:

i.	The investigation by the Massachusetts OAG into the Company’s residential mortgage business in Massachusetts commenced in January of 2008. Throughout 2008 and into 2009, the Company produced documents in response to requests by the Massachusetts OAG.

ii.

In May 2009, Goldman, Sachs & Co. (“Goldman”) reached a settlement with the Massachusetts OAG regarding an investigation into Goldman’s residential mortgage business in Massachusetts. It was public information that the Goldman settlement consisted of a $10 million cash penalty and $50 million of principal reduction in residential mortgage loans owned by Goldman. However, the settlement did not set forth the factual or legal basis for any claims the Massachusetts OAG had against

Goldman such that the Goldman settlement was of limited guidance in terms of assessing settlement values for the Company. In any case, the Company remained focused at this time only upon cooperation with the investigation not settlement and it had not received notice of any claims resulting from the investigation so the Company did not think loss was reasonably possible.

iii.	In June 2009, the Company received a new civil investigation demand from the Massachusetts OAG for witness interviews and document production and the process of responding to it continued into April 2010.

iv.	[*]

v.	[*]

vi.	[*]

vii.	[*]

viii.	[*]

ix.	[*]

x.	On June 8, 2010, after extensive negotiations, the Company and the Massachusetts OAG reached an agreement in principle regarding the amount of the financial components of the settlement.

xi.	On June 10, 2010, the Company met with the Massachusetts OAG to negotiate and finalize the settlement including the detailed factual allegations to be recited and the methodology for distributing the funds from the principal loan reduction and the foreclosure relief payments.

xii.	On June 21, 2010, the Company signed the Assurance of Discontinuance (“AOD”) embodying the settlement. On June 24, 2010, the Massachusetts OAG countersigned the AOD and filed it in the Superior Court of the Commonwealth of Massachusetts.

We also note that as indicated in response 4, the Company had disclosed under “Contingencies” on page 187 of the Form 10-K the nature of its contingencies in the first and second paragraphs, which provide detail regarding the kind of litigation involved by referring to actual or threatened litigation and to formal and informal governmental and self-regulatory agency investigations. Similar disclosure was made on page 62 of the First Quarter Form 10-Q.

Comment:

6. In your Form 10-Q for the quarter ended March 31, 2010, we note that you have not provided any discussion concerning investigations by authorities, which were recently reported by several news outlets, related to your involvement with collateralized debt obligations. Please tell us why you did not include any discussion of these investigations in your first quarter 10-Q. Also, tell us whether you intend to include disclosure in your next quarterly report and if not, tell us your basis for excluding it.

Response:

On page 27 of the Form 10-K, the Company disclosed that it “is responding to subpoenas and requests for information from certain regulatory and governmental entities concerning the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues including collateralized debt obligations and credit default swaps backed by or referencing mortgage pass through certificates”.

A Wall Street Journal article on May 12, 2010, reported that U.S. prosecutors were conducting a criminal investigation into whether the Company misled investors about two collateralized debt obligation transactions named Jackson and Buchanan. As reported in that same article, the Company stated it had not been contacted by the Justice Department about these transactions and it had no knowledge of a Justice Department investigation into these transactions. To date, the Company has not been contacted by the Justice Department in connection with a criminal investigation of these transactions, and does not currently plan to include disclosure concerning the criminal investigation reported by the above-referenced Wall Street Journal article in its next quarterly report.

The Company is continuing to respond to subpoenas and other requests for information from certain regulatory and governmental entities concerning, inter alia, collateralized debt obligations, and will update its disclosure concerning such matters if there are developments in those matters that are material to the Company.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Finance Director and Controller

cc:	Jennifer Monick, Securities and Exchange Commission
Ruth Porat, Chief Financial Officer
Gregory G. Weaver, Deloitte & Touche LLP
James V. Schnurr, Deloitte & Touche LLP